FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
             Chief Financial Officer
             Teva Pharmaceutical Industries Ltd.
             (011) 972-2-589-2840
           George Barrett
             President and CEO
             Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
           Dorit Meltzer
             Director, Investor Relations
             Teva Pharmaceutical Industries Ltd.
             (011) 972-3-926-7554

TEVA ANNOUNCES TENTATIVE APPROVAL OF LEVOFLOXACIN INJECTION

Jerusalem, Israel, February 13, 2005 Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's ANDAs for Levofloxacin Injection, 5 mg/mL in 250 mg/bag and 500 mg/bag (5% dextrose bags) and Levofloxacin Injection, 25 mg/mL in 20 mL and 30 mL vials. Final approval is subject to the resolution of ongoing patent litigation.

Teva's Levofloxacin Injection is the AP-rated generic equivalent of Ortho McNeil's broad-spectrum antibacterial agent Levaquin® Injection.

Total annual sales of the brand product, in both configurations, are approximately $220 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
         Name: Dan Suesskind
         Title: Chief Financial Officer

Date: February 13, 2005